Mail Stop 3233
                                                                 July 25, 2018

     Via E-mail
     Alex Brown
     President, Chief Executive Officer
     3rd Floor, 369 Lexington Ave,
     New York, NY 10017

            Re:      Victory Commercial Management Inc.
                     Amendment No. 1 to
                     Draft Registration Statement on Form S-1
                     Submitted June 28, 2018
                     CIK No. 0001723083

     Dear Mr. Brown:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     General

        1. Please include updated financial statements within your next amendment. Refer to Rule
           8-08 of Regulation S-X.

     Risk Factors, page 20

        2. We note your risk factor on page 13 that a majority of your leases have one year terms.
           Please expand your risk factor to provide additional context for the leases with one year terms. Specifically, discuss:

                     the number of tenants whose leases will expire in one year;
 Alex Brown
Victory Commercial Management Inc.
July 25, 2018
Page 2

               the total area in square feet covered by such leases;

               the annual rental represented by such leases; and

               the percentage of gross annual rent represented by such leases.

       Elsewhere in the prospectus, such as in the Description of Properties section, please briefly summarize the material terms of your leases.

    3. We note your response to comment 6 and the revised disclosure on page
20. We reissue
       our comment in part. Please tell us how your financial statements reflect your liability relating to the noncompliance with the environmental rules of China.

Use of Proceeds, page 26

    4. We note your revised disclosure in response to comment 8. Based on your disclosure elsewhere in the prospectus regarding the total cost of renovation and repurchase, it appears that additional funds beyond the offering proceeds will be needed to complete the project. As such, please disclose the sources of other funds. Refer to Instuction 3 to Item
       504 of Regulation S-K for guidance.

Information with respect to the Registrant, page 31

    5. We note your revised disclosure on page 47 and 48 regarding the loans for which the property serves as collateral. Please also disclose the interest rates for these loans.

Organization & Subsidiaries, page 38

    6. We note that in the organizational chart provided on page 38 you have included the BVI entity, Victory Commercial International Ltd., in two separate locations. For example, it appears to be presented as both the parent company of the Nevada corporation, Victory
       Commercial Management Inc., as well as its subsidiary. Please revise for clarity.

Contractual Obligations, page 61

    7. We note that the expiration by year relating to Financing Obligation is inconsistent with the table on page F-25. Please revise as appropriate for accuracy and consistency.

    8. We note that the $59,368,710 SML financing agreement payable (page 61) is inconsistent with the $29,684,355 presented in the table on page F-24. Also, it appears from the disclosure on page F-23 that the $29,684,355 is already included in the line item
       Financing Obligation on page 61. Please revise as appropriate for accuracy and consistency.
 Alex Brown
Victory Commercial Management Inc.
July 25, 2018
Page 3

Note 1   Organization and Segment Information

Organization, page F-7

    9. We note your response to comment 30 and the revised disclosure on page F-7 that indicates that you accounted for the November 2016 and September 2017 transactions as corporate restructure based on the guidance provided by ASC 852 Reorganization.
       Please tell us how you determined that the entities involved in, and the nature of, the corporate restructure transaction are within the scope of ASC 852.

    10. We note that Sino Pride and its parent, VP Holdings, had no relationship or affiliation with you, Iven or Alex Brown, the controlling shareholder of VCMs and Iven, before
        Iven acquired Sino Pride in November 2016 and then transferred it to VCI on September
        4, 2017. Please tell us your basis for not presenting separate financial statements of Sino
        Pride at the predecessor's basis through November 2016 and separate financial statements of VCM at the successor's basis from November 2016, the date Iven gained control of Sino Pride.

    11. We note your response to comment 31. As previously requested, please provide to us additional details regarding the nature and structure of, and your interest in, DVPD,
        DVBM and DVPM. Please provide us a full evaluation of these entities under the variable interest model.

Basis of Consolidation, page F-9

    12. Please tell us the nature and amount of the adjustments made to the financial statements for the corporate restructure.

Note 2   Going Concern, page F-8

    13. We note your response to comment 44 and the revised disclosure on page F-8 that indicates that the current recorded liabilities were approximate to the total final payments.
        Please revise to clearly state whether you believe the current recorded liabilities are reasonable estimates of the total final payments.

    14. We note your disclosure on page F-37 that during 2018 new lawsuits were added against the Company. Please revise to disclose how you consider unasserted claims in your assessment of contingent losses.
 Alex Brown
Victory Commercial Management Inc.
July 25, 2018
Page 4

Note 3 - Summary of Significant Accounting Policies

Management Fee Income, page F-10

    15. We note your response to comment 32 and the revised disclosure on page F-10. We reissue our comment in its entirety.

    16. We note your response to comment 33 and the revised disclosure on page F-10. We reissue our comment in its entirety.

Sold Rental Properties with Financing Agreement (Group B and C Properties), page F-11

    17. We note your response to comment 36 but were unable to locate the more specific disclosure of how you calculate the interest expense. Please revise or advise.

    18. We note your response to comment 38 but were unable to locate the revised disclosure referenced in your response. Please revise or advise.

Impairment of Long-Lived Assets, page F-14

    19. We note your response to comment 39 but were unable to locate the revised disclosure referenced in your response. Please revise or advise.

Note 5   Rental Properties, net, page F-18

    20. We note your response to comment 40. We reissue our comment in its entirety.

    21. With respect to Group B in the table on page F-18 please tell us the nature of sold properties that are in the process of being returned without paying off.

Note 10   Property Financing Agreement Payable

SML Agreement, page F-24

    22. Please revise to clarify that, if true, Dalian Sheng Ma Lin Trading Ltd. has no relationship or affiliation with you other than the SML agreement.

Note 19 - Commitments and Contingencies

Collateral of Company's Asset to Three Individuals, page F-31

    23. We note your disclosure that the Company provided rental properties owned by the
        Company as collateral to help certain individuals to acquire bank loans and that the 12
 Alex Brown
Victory Commercial Management Inc.
July 25, 2018
Page 5

         months period of those loans was past due. Please tell us how you evaluated this issue under ASC 450 in determining whether a loss accrual is required.

Note 21   Restatement, page F-32

      24. Please provide us additional details regarding the nature and the timing of the misstatements. We note that the SML agreement was signed on December 29, 2017 and as such it is unclear why the 2016 financial statements were restated instead of recording the SML transaction in 2017.

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3391 with any other questions.


                                                               Sincerely,

                                                               /s/ Erin E.
Martin

                                                               Erin E. Martin
                                                               Legal Branch
Chief
                                                               Office of Real
Estate and
                                                               Commodities

cc:      Arila Zhou, Esq.
         Hunter Taubman Fischer & Li LLC